NEWS RELEASE 09-30	SEPTEMBER 23, 2009

FRONTEER AND TECK ANNOUNCE PROPOSED SALE
OF AGI DAGI AND KIRAZLI GOLD PROJECTS TO ALAMOS

Fronteer Development Group Inc. (FRG - TSX/NYSE Amex) ("Fronteer") announces that Fronteer, Teck Resources Limited (TSX:TCK.B; NYSE: TCK) ("Teck") and Alamos Gold Inc. (TSX:AGI) ("Alamos") have entered into a Memorandum of Understanding today providing for Alamos to acquire 100% of the Agi Dagi and Kirazli gold projects from Teck and Fronteer through the acquisition of certain Turkish subsidiaries held by Teck and Fronteer.

Alamos is to pay a total of US$40 million and issue a total of 4 million shares to Teck (as to 60%) and Fronteer (as to 40%) in consideration for acquiring these two projects. In addition to statutory compensation that may apply to the projects, a third party has a 2% Net Smelter Return Royalty on production from the Agi Dagi project. The agreement does not include the Halilaga property, a copper-gold porphyry project in Turkey also owned by Teck (60%) and Fronteer (40%).

Fronteer and Teck have agreed to negotiate exclusively with Alamos. Completion of the transaction is subject to a 60-day due diligence period, the execution of definitive agreements, and the approval of Alamos' Board of Directors and the TSX.

Fronteer is focused on building low-cost gold production from projects that it controls and operates. The potential transaction would provide Fronteer additional funds to advance its promising gold development pipeline in Nevada, including its Long Canyon, Northumberland and Sandman projects.

ABOUT FRONTEER
We have put in place the necessary building blocks to transform ourselves from an exploration and development company to an owner of gold production. Our solid financial position and strengthened operational team give us the ability to advance the projects in our pipeline from exploration through to production. Our future potential production platform includes our Long Canyon, Sandman and Northumberland projects - all located in Nevada, one of the friendliest gold-mining jurisdictions in the world. Our robust pipeline also includes more than 620,000 acres of precious-metals mineral rights in Nevada, along several major gold trends, and a 40% interest in an emerging copper-gold mineral district in northwestern Turkey. In addition, Fronteer has 100% ownership of Aurora Energy Resources, developer of one of the largest uranium deposits not currently in production. For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, Ph.D, P.Geo President and CEO
Richard Moritz, Director, Investor Relations
Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to the execution of a definitive agreement and TSX approval involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures , the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and silver, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer's Annual Information form and Fronteer's latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.